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                                February 7, 2023

       John Turner
       Chief Financial Officer
       Atlas Energy Solutions Inc.
       5918 W. Courtyard Drive, Suite 500
       Austin, TX 78730

                                                        Re: Atlas Energy
Solutions Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 31,
2023
                                                            File No. 333-269488

       Dear John Turner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 31, 2023

       Management, page 168

   1. Please revise to clarify Mr. Cole and Ms. Hock's business experience during the past five years. Refer to Item
401(e)(1) of Regulation S-K.
       Executive Compensation, page 176

   2. We note you disclose that, in connection with this offering, the Class P Units will continue to be held by your
named executive officers and such officers will receive, in exchange for their Class P
Units, substantially equivalent securities in one of your affiliates that will remain outstanding
following the consummation and until such time that such securities are converted into the
right to receive, and exchanged for, shares of your common stock upon the satisfaction
of certain conditions. We further note that each Class P Unit is
 John Turner
Atlas Energy Solutions Inc.
February 7, 2023
Page 2
      granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon your growth above that hurdle amount. Please revise your filing to disclose and clarify the material terms of the outstanding Class P Units and clarify who will be responsible for payments made in connection with the incentive units subsequent to the transactions contemplated in this prospectus. For
      example, please disclose the specified hurdle amounts that govern distributions for the units or tell us why you do not believe such information is material. In addition, please file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Turner
                                                           Division of
Corporation Finance
Comapany NameAtlas Energy Solutions Inc.
                                                           Office of Energy &
Transportation
February 7, 2023 Page 2
cc:       Thomas Zentner
FirstName LastName